SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2014
WASH. DC
193

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

14048415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWBURY PIRET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 TOTTEN POND ROAD, 1ST FLOOR
(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARGUERITE A. PIRET 617-367-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

760 WASHINGTON STREET	HOLLISTON	MA	01746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AS 3/8

3/20/14

OATH OR AFFIRMATION

I, MARGUERITE A. PIRET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWBURY PIRET SECURITIES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

KATHRYN R. MOLONEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 23, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newbury Piret Securities, Inc

(A Subsidiary of Newbury, Piret & Company, Inc.)

Annual Audited Report
Form X-17A-5 Part III

December 31, 2013

Newbury Piret Securities, Inc
(A Subsidiary of Newbury, Piret & Company, Inc.)

Index to Financial Statements
December 31, 2013

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholder
Newbury Piret Securities, Inc.
Waltham, Massachusetts

Report on Financial Statements

We have audited the accompanying statement of financial condition of Newbury Piret Securities, Inc. (a wholly owned subsidiary of Newbury, Piret & Company, Inc.) as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Managements Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Piret Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Newbury Piret Securities, Inc.
Waltham,Massachusetts

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I , II and III are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I , II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I , II and III is fairly stated in all material respects in relation to the basic financial statements as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 25, 2014

Newbury Piret Securities, Inc
(A subsidiary of Newbury, Piret & Company, Inc.)

Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 3,427
Marketable securities	11,424
Interest receivable from parent company	514
Prepaid expenses	504
Note receivable from parent company	9,102
Due from parent company	11,873
Total Assets	$ 36,844

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 3,195
Total liabilities	3,195
Stockholder's Equity	
Common stock, $1 par value	
Authorized 80,000 shares	
Issued and outstanding 2,723 shares	2,723
Additional paid-in capital	20,637
Retained Earnings	10,289
Total Stockholder's Equity	33,649
Total Liabilities and Stockholder's Equity	$ 36,844

The accompanying notes and independent auditors' report are an integral part of these financial statements.

Newbury Piret Securities, Inc
(A subsidiary of Newbury, Piret & Company, Inc.)

Statement of Operations

Year Ended December 31, 2013

Revenues	
Fee income	$ 19,302
Investment income	484
	19,786
Expenses	
Compensation and benefits	3,443
General and administrative	12,963
Occupancy	814
	17,220
Net Income	$ 2,566

The accompanying notes and independent auditors' report are an integral part of these financial statements.

Newbury Piret Securities, Inc
(A subsidiary of Newbury, Piret & Company, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year	$ 2,723	$ 20,637	$ 7,723	$ 31,083
Net Income	-	-	2,566	2,566
Balance at End of Year	$ 2,723	$ 20,637	$ 10,289	$ 33,649

The accompanying notes and independent auditors' report are an integral part of these financial statements.

Newbury Piret Securities, Inc
(A subsidiary of Newbury, Piret & Company, Inc.)

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities	
Net Income	$ 2,566
Change in operating assets and liabilities:	
Interest receivable	(284)
Prepaid expenses	82
Due from parent company	(1,273)
Accounts payable and accrued expenses	(3,260)
Cash used by operating activities	(2,169)
Cash Flows from Investing Activities	
Purchase of marketable securities	(1)
Collection of note receivable - parent company	9
Cash provided by investing activities	8
Net Decrease in Cash	(2,161)
Cash at Beginning of Year	5,588
Cash at End of Year	$ 3,427

The accompanying notes and independent auditors' report are an integral part of these financial statements.

Note 1 - Nature of Business

Newbury Piret Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services and does not hold funds or securities for the accounts of its customers.

The Company is a wholly owned subsidiary of Newbury, Piret and Company, Inc. and serves as the Company through which activities associated with the broker dealer license is held.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party

The Company shares office space with its parent. On December 1, 2012, the Company entered into an agreement with its parent company whereby the parent company pays the Company for services performed. In addition, the Company pays the parent company for its share of allocated indirect overhead costs. Such costs are recorded and paid throughout the year and are subject to periodic review. In accordance with the agreement, during 2013, the Company earned $18,480 for services and paid $5,124 for allocated costs in accordance with the agreement.

Note 3 - Related Party (continued)

Note receivable from parent company consists of a $10,020 unsecured promissory note dated May 13, 2010. The note is payable on demand and accrues interest of 5% annually. The outstanding balance of the note as of December 31, 2013 was $9,102. Interest on the note was $484.

Due from parent company is a receivable with no repayment terms and no interest is being charged. The balance at December 31, 2013 was $11,873.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital pursuant to rule 15c3-1 of $11,428 which was $6,428 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.27 to 1.

Note 5 - Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Note 5 - Fair Value Measurements (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Investments: Investments include mutual funds. In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 1 investments.

The following table represents the Company's assets measured at fair value on a recurring basis at December 31, 2013:

	Level 1
Marketable securities	$ 11,424

Marketable securities represent readily marketable shares in mutual funds invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $1.00.

Note 6 - Income Taxes

The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S corporation for both federal and state income tax purposes, whereby all elements of income and deduction are included in the tax return of the stockholder of the Company. Therefore, no income tax provision is recorded by the Company.

For the year ended December 31, 2013, the Company has no material uncertain tax positions to be accounted for in the financial statements. Federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. Federal and state income tax returns for 2012, 2011, and 2010 are subject to examination by the taxing authorities.

Note 7 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2014, the date the financial statements were available to be issued.

Note 8 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Waltham, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Note 9 - Commitments and Contingencies

The company has made no guarantees, does not have any pending lawsuits arbitration claims, and has no commitments, except for approximately $4,632 per year that is owed to its parent under an agreement dated February 25, 2014.

Newbury Piret Securities, Inc
Schedule I
December 31, 2013

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital	$ 33,649
Deductions for Nonallowable Assets	
Other assets	1,018
Notes and loans receivable	20,975
Net capital before haircuts	11,656
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)	
Stocks and money market accounts	228
Net Capital	$ 11,428

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 213
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 6,428
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 5,428

Newbury Piret Securities, Inc
Schedule I (Continued)
December 31, 2013

Computation of Aggregate Indebtedness

Total Liabilities	$ 3,195
Subordinated debt	-
Total Aggregate Indebtedness	$ 3,195
Percentage of Aggregate Indebtedness to Net Capital	27.96

Reconciliation of Net Capital

Net Capital reported on Part IIA Focus Report	$ 11,428
Net Capital per audited financial statements	$ 11,428

There is no material difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of December 31, 2013.

Newbury Piret Securities, Inc

Schedule II - Information Relating to Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2013

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

Newbury Piret Securities, Inc
Schedule III - Report on Material Inadequacies
Year Ended December 31, 2013

Report on Material Inadequacies

We have audited the financial statements of Newbury Piret Securities, Inc for the year ended December 31, 2013. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Miller Wachman LLP

Holliston, Massachusetts
February 25, 2014

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.millerwachman.com

760 Washington Street
Holliston, MA 01746
Tel (508) 429-2395
Fax (508) 429-8797
email: holliston@millerwachman.com

Offices in:
Boston and Worcester

To the Board of Directors and Stockholder of
Newbury Piret Securities, Inc
Waltham, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Newbury Piret Securities, Inc (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wachman LLP

Holliston, Massachusetts
February 25, 2014